ACNB Corporation

16 Lincoln Square

Gettysburg, Pennsylvania 17325

March 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	Request for Acceleration of Effectiveness ACNB Corporation Registration Statement on Form S-3 File No. 333-277926

To Whom It May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ACNB Corporation (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 4:00 PM, Eastern Time, on Tuesday, March 26, 2024, or as soon as practicable thereafter.

Please contact our counsel, Erik Gerhard, Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com, should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Yours truly,

ACNB Corporation

By:	/s/ James P. Helt
James P. Helt
President & Chief Executive Officer